UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Meru Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

59047Q103
(CUSIP Number)

Eric Singer
VERTEX SPECIAL OPPORTUNITIES FUND III, LP
825 Third Avenue, 33rd Floor
New York, New York 10022

With copies to:

Steve Wolosky, Esq.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON VERTEX SPECIAL OPPORTUNITIES FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 610,116
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 610,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON VERTEX SPECIAL OPPORTUNITIES GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 610,116
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 610,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON VERTEX CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 610,116
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 610,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 59047Q103

1	NAME OF REPORTING PERSON ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,068
	8	SHARED VOTING POWER 610,116
	9	SOLE DISPOSITIVE POWER 22,068
	10	SHARED DISPOSITIVE POWER 610,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59047Q103

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As a result of Mr. Singer’s resignation from the Board, as further described in Item 4, PCP, Potomac Management and Mr. Solit have determined to no longer be members of a Section 13(d) group with VSO III, VSO GP III, Vertex Capital and Mr. Singer and shall ceased to be Reporting Persons immediately upon the filing of this Amendment No. 4.   Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by VSO III were acquired as a result of a capital contribution from the limited partners of PCP III, as described in Amendment No. 2.

The Shares beneficially owned by Mr. Singer were issued to him upon vesting of restricted stock units that were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction

 Item 4 is hereby amended to add the following:

On January 6, 2015, the Issuer announced the retention of Deutsche Bank as its exclusive financial advisor to explore strategic options, including, but not limited to, strategic partnering of its technology and possible sale or merger of the Issuer.  Believing the retention of Deutsche Bank was a step in the right direction, Mr. Singer resigned from the Board of the Issuer, effective immediately.  In the event the strategic review process does not result in a sale of the Issuer, the Reporting Persons reserve all rights to take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer, the Reporting Persons’ investment and strategic alternatives available to the Issuer, or seeking Board representation.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 23,799,835 Shares outstanding, which is the total number of Shares outstanding as of October 23, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on October 30, 2014.

As of the close of business on January 7, 2015, VSO III beneficially owned 610,116 Shares, constituting approximately 2.6% of the Shares outstanding.  By virtue of their relationships with VSO III discussed in further detail in Item 2, each of VSO GP III, Vertex Capital and Mr. Singer may be deemed to beneficially own the Shares beneficially owned by VSO III.

CUSIP NO. 59047Q103

As of the close of business on January 7, 2015, Mr. Singer directly owned 22,068 Shares issued to him upon vesting of restricted stock units that were awarded to him in his capacity as a director of the Issuer, constituting less than 1.0% of the Shares outstanding.

(b)           VSO III, VSP GP III, Vertex Capital and Mr. Singer share the power to vote and dispose of the Shares beneficially owned by VSO III.  Mr. Singer has sole power to vote and dispose of the Shares he beneficially owns directly.

(c)           There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of January 6, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 7, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among Vertex Special Opportunities Fund III, LP, Vertex Special Opportunities GP III, LLC, Vertex Capital Advisors, LLC and Eric Singer, dated January 7, 2015.

CUSIP NO. 59047Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015	VERTEX SPECIAL OPPORTUNITIES FUND III, LP

	By:	Vertex Special Opportunities GP III, LLC
General Partner

	By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VERTEX SPECIAL OPPORTUNITIES GP III, LLC

By:	/s/ Eric Singer
Name:	Eric Singer
Title:	Managing Member

VERTEX CAPITAL ADVISORS, LLC

By:	/s/ Eric Singer
Name:	Eric Singer
Title:	Managing Member

/s/ Eric Singer
ERIC SINGER